SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   Schedule 13D
                        Under the Securities Exchange Act of 1934
                               (Amendment No.       3      )*

                              ALBERTO-CULVER COMPANY
                                 (Name of Issuer)


                    CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                            (Title of Class of Securities)


                                       013068101
                                     (CUSIP Number)

Marshall E. Eisenberg  (312) 269-8000           Carol L. Bernick
NEAL GERBER & EISENBERG                         (708) 450-3051
Two North LaSalle Street, Suite 2200            2525 Armitage Avenue
Chicago, Illinois  60602                        Melrose Park, IL  60160

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     December 8, 1994
                              (Date of Event which Requires
                                Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D      CUSIP NO. 013068101                                  Page 2 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CAROL L. BERNICK

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)

                                                                      (b) X
3    SEC USE ONLY

4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S. Citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7  SOLE VOTING POWER
      1,178,748

8  SHARED VOTING POWER
      2,389,618

9  SOLE DISPOSITIVE POWER
      1,178,748

10  SHARED DISPOSITIVE POWER
      2,389,618


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,568,366

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
            Excluded are 340,000 shares held directly by Bernick's spouse. Bernick has no beneficial interest in such shares and beneficial ownership of them is disclaimed.
                                                                           X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                 21.28%


14   TYPE OF REPORTING PERSON *

                 IN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

13D      CUSIP NO. 013068101                               Page 3 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           BEL GRANTOR ANNUITY TRUST DTD 10/1/93

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)

                                                                       (b) X

3    SEC USE ONLY


4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7   SOLE VOTING POWER

        474,322

8   SHARED VOTING POWER

          -0-

9   SOLE DISPOSITIVE POWER

         474,322

10  SHARED DISPOSITIVE POWER

          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   474,322

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                      Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                 2.83%


14   TYPE OF REPORTING PERSON *

                 00

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

13D      CUSIP NO. 013068101                               Page 4 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       LHL GRANTOR ANNUITY TRUST DTD 10/1/93

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)

                                                                      (b) X

3    SEC USE ONLY


4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER
         474,322

8   SHARED VOTING POWER
           -0-

9   SOLE DISPOSITIVE POWER
          474,322

10  SHARED DISPOSITIVE POWER
           -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   474,322

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                  Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                 2.83%

14   TYPE OF REPORTING PERSON *

                 00

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

13D      CUSIP NO. 013068101                                Page 5 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BEL APRIL, 1994 GRANTOR ANNUITY TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)

                                                                      (b) X


3    SEC USE ONLY

4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

       7   SOLE VOTING POWER
                 0

       8   SHARED VOTING POWER

              1,113,659

       9    SOLE DISPOSITIVE POWER

                 0

       10   SHARED DISPOSITIVE POWER

              1,113,659


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,113,659

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                      Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                 6.64%


14   TYPE OF REPORTING PERSON *

                 00

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!


13D      CUSIP NO. 013068101                              Page 6 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 LHL APRIL, 1994 GRANTOR ANNUITY TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)

                                                                       (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
      7   SOLE VOTING POWER

                 0

      8   SHARED VOTING POWER

             1,113,659

      9   SOLE DISPOSITIVE POWER

                 0

      10  SHARED DISPOSITIVE POWER

             1,113,659


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,113,659

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *


                      Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                 6.64%


14   TYPE OF REPORTING PERSON *

                 00


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.     Security and Issuer.

       Title of Class of Securities:       Class B Common Stock, $.22
                                           par value per share

       Name and Address of Issuer:         Alberto-Culver Company ("Alberto")
                                           2525 Armitage Avenue
                                           Melrose Park, IL  60160

Item 2.     Identity and Background.

       (a)   Name of Person Filing:    1)  Carol L. Bernick ("Bernick")
                                       2)  BEL Grantor Annuity Trust dated
                                             10/1/93 ("BEL Grantor Trust")
                                       3)  LHL Grantor Annuity Trust dated
                                             10/1/93 ("LHL Grantor Trust")
                                       4)  BEL April, 1994 Grantor Annuity
                                             Trust dated 4/11/94 ("BEL Trust")
                                       5)  LHL April, 1994 Grantor Annuity
                                             Trust dated 4/11/94 ("LHL Trust")


        (b)   Address:    1), 2), 3),       c/o Carol L. Bernick
                          4) and 5)         2525 Armitage Avenue
                                            Melrose Park, IL  60160

        (c)   Principal Business:

              (1) Bernick, an individual, is a Director and Executive Vice-President and Assistant Secretary of Alberto and the President of Alberto-Culver USA, Inc., a subsidiary of Alberto.

               2), 3), 4)
               and 5)    Trust Administration.

        (d)   Prior Criminal Convictions:   None

        (e)   Prior Civil Proceedings With
              Respect to Federal or State
              Securities Laws:              None

        (f)   Place of Organization:        1) U.S. Citizen
                                            2), 3), 4), and 5) Illinois trusts

Item 3.     Source and Amount of Funds or Other Consideration.

      Not applicable. On December 8, 1994, Bernick, as trustee for the BEL Grantor Trust, for the benefit of Bernice E. Lavin, and as trustee for the LHL Grantor Trust, for the benefit of Leonard H. Lavin, transferred from each such trust, 525,678 shares to the respective beneficiary of the trust, individually. Similarly, on December 8, 1994, Bernick and Mrs. Lavin, and, Bernick and Mr. Lavin, as co-trustees of the BEL Trust for the benefit of Mrs. Lavin and of the LHL Trust for the benefit of Mr. Lavin, respectively, each transferred 486,341 shares to the respective beneficiary of the trust, individually.

Item 4.     Purpose of Transaction.

      The transfers and transactions were for the Lavin family's estate
      planning rather than  corporate purposes.   The transfers were not
      undertaken for purposes of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

      (a)   Amount Beneficially Owned:   3,568,366 shares total:  180,104
            shares directly; 1,113,659 shares held as co-trustee of the LHL Trust; 1,113,659 shares held as co-trustee of the BEL Trust; 474,322 shares as trustee of the BEL Grantor Trust; 474,322 shares as trustee of the LHL Trust; 50,000 shares as trustee of the Lavin Survivor Insurance Trust dated 4/23/93; 12,000 shares as a Director and Vice President of Lavin Family Foundation, a charitable foundation of which Bernick is a Director and Vice President; and 150,300 shares as co-trustee of a trust for her benefit.

            Percentage of Class: 21.28% total: 1% directly; 6.64% as co-trustee of the LHL Trust; 6.64% as co-trustee of the BEL Trust; 2.83% as trustee of the BEL Grantor Trust; 2.83% as trustee of the LHL Grantor Trust; .1% as a Director and Vice President of Lavin Family Foundation; and .9% as co-trustee of a trust for her benefit (based upon 16,767,240 Class B shares outstanding as of September 30, 1994).

      (b)   Number of Shares as to Which Such Person Has:

                                                            BEL                  LHL
                                              Bernick       Grantor Trust    Grantor Trust    BEL Trust     LHL Trust
       (i)    Sole power to vote:             1,178,748     474,322          474,322             -0-           -0-
       (ii)   Shared power to vote:           2,389,618       -0-              -0-            1,113,659     1,113,659
       (iii)  Sole power to dispose:          1,178,748     474,322          474,322             -0-           -0-
       (iv)   Shared power to dispose:        2,389,618       -0-              -0-            1,113,659     1,113,659

       The above shares shown as owned by each of the BEL Grantor Trust and the LHL Grantor Trust are reflected as a sole power of Bernick and each respective trust since Bernick is the sole trustee of said trusts. Bernick shares voting power of the shares in the BEL Trust and LHL Trust with Bernice E. Lavin and Leonard H. Lavin, respectively. Bernick also shares voting power of the 12,000 shares held by Lavin Family Foundation with Leonard H. Lavin and Bernice E. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares voting power of 150,300 shares held by such trust with Bernice
       E. Lavin.   The LHL Trust will also file a joint Schedule 13G in
       February 1995 with Leonard H. Lavin and the BEL Trust has also filed a joint Amendment No. 4 to Schedule 13D with Mrs. Lavin concurrently with the filing of this Amendment No. 3 to Schedule 13D. Certain information regarding Leonard H. Lavin and Bernice E. Lavin is presented below:

       (a)   Name of Person:   Leonard H. Lavin
                               Bernice E. Lavin

       (b)   Address:          2525 Armitage Avenue
                               Melrose Park, Illinois  60160

       (c)   Principal
             Business:         Leonard  H. Lavin,  an  individual, is  a
                               Director and the Chairman and Chief Executive
                               Officer of Alberto. Bernice E. Lavin, an individual, is a Director and Vice Chairman, Secretary and Treasurer of Alberto.

       (d)   Prior Criminal
             Convictions:      None.

       (e)   Prior Civil
             Proceedings With
             Respect to Federal
             or State Securities
             Laws:             None.

       (f)   Place of
             Organization:     U.S. Citizen.


       The foregoing does not reflect 50,100, 130,178 and 278,044 shares of Alberto Class A Common Stock owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and
       Lavin Family  Foundation, respectively.   Also excluded are 340,000
       shares of Alberto Class  B Common Stock and  125,000 shares of
       Alberto Class A Common Stock held directly by Bernick's spouse. Bernick has no beneficial interest in such shares owned by her spouse and beneficial ownership of them is disclaimed.

       (c)   None, except as reported in Item 3 above.

       (d)   None.

       (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 None.

Item 7.     Material to be Filed as Exhibits.

                  None.


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 1995




Signature:   /s/     Carol L. Bernick

Name/Title: Carol L. Bernick, Individually; as
            Trustee of the LHL Grantor Annuity Trust dated 10/1/93; and the BEL Grantor Annuity
            Trust dated 10/1/93 and as Co-Trustee of the BEL April, 1994 Grantor Annuity Trust and LHL April, 1994 Grantor Annuity Trust



/TEXT>